UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHARING SERVICES, INC.

___________________________________________________________________________

(Name of Issuer)

Common Stock, $0.0001 Par Value

___________________________________________________________________________

(Title of  Class of Securities)

819537101

___________________________________________________________________________

(CUSIP Number)

Kenyatto M. Jones

c/o Bear Bull Market Dividends, Inc.

600 Anton Blvd., 11th Floor

Costa Mesa, CA 92626

949-400-5963

__________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 29, 2017

___________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 819537101

SCHEDULE 13D

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1                       Names of Reporting Persons

                         I.R.S. Identification No. of Above Persons (entities only)

Bear Bull Market Dividends, Inc.

600 Anton Blvd., 11th Floor

Costa Mesa, CA 92626

46-0769336

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2                       Check the Appropriate Box if a Member of a Group

                          (a) [  ]

                          (b) [  ]

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3                        SEC Use Only

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4                        Source of Funds               OO

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5                      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or

2(e) [  ]

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6                      Citizenship or Place of Organization

                        Nevada, USA

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NUMBER OF SHARES         7.  Sole Voting Power                 25,000,000(*)

BENEFICIALLY

OWNED BY                            -----------------------------------------------------------------------

EACH REPORTING               8.  Shared Voting Power             -0-

PERSON WITH

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9.  Sole Dispositive Power         25,000,000(*)

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                                                 10. Shared Dispositive Power    -0-

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11.                 Aggregate Amount Beneficially owned by Each Reporting Person

25,000,000(*)

*      Based upon full conversion of shares of Class B Common Stock, shares of Series A Preferred Stock, and shares of Series B Preferred Stock into shares of Common Stock.

CUSIP No. 819537101

SCHEDULE 13D

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12.                  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                         (See Instructions) [  ]

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13.                    Percent of Class Represented by Amount in Row (11) 24.1 (**)

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14.                    Type of Reporting Person                         CO

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** Based upon the total of upon the total of (i) those shares of Common Stock currently issued and outstanding and (ii) full conversion by the Reporting Person and all other holders of shares of Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock which are currently issued and outstanding.

CUSIP No.  1819527101

SCHEDULE 13D

Item 1.  Security and Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.0001 per share (the “Shares”), of Sharing Services, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 930 So. 4th Street, Suite 150, Las Vegas, NV 89101.

Item 2.  Identity and Background

(a) This Statement on Schedule 13D is filed by and on behalf of Bear Bull Market Dividends, Inc., a California corporation.  The control person of Bear Bull Market Dividends, Inc. is Kenyatto M. Jones.

(b) The address of the Reporting Person is 600 Anton Blvd., 11th Floor, Costa Mesa, CA 92626.

(c) The Principal Business of the Reporting Person business consulting services.

(d) During the last five (5) years, neither the Reporting Person nor its Control Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither the Reporting Person nor its Control Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 23, 2017, the Reporting Person closed a transaction pursuant to a Share Exchange Agreement dated May 23, 2017 whereby the Reporting Person was issued by the Issuer (i) 2,500,000 shares of Class B Common Stock, $0.0001 par value per share, of Sharing Services, Inc. and (ii) 2,5000,000 shares of Series B Preferred stock, $0.0001 par value per share of Sharing Services, Inc. in exchange for Twenty-five percent (25%) of the issued and outstanding shares of capital of Total Travel Media, Inc., a Nevada corporation.  The remaining Seventy-five percent (75%) of Total Travel Media, Inc. was acquired from a separate party.

The 2,500,000 shares of the Class B Common Stock are (i) convertible at any time into 2,500,000 shares of the Issuer’s Common Stock on a 1-for-1 basis, in perpetuity; (ii) along with other holders of Class B Common Stock, entitled to elect a majority of the Issuer’s Board of Directors; and (iii) entitled to one vote per share.

CUSIP No.  819537101

SCHEDULE 13D

The 2,500,000 shares of the Series B Preferred Stock are (i) convertible at any time into 2,500,000 of the Issuer’s Common Stock on a 1-for-1 basis until May 23, 2017; and (ii) entitled to one thousand (1,000) votes per share.

On September 29, 2017, the Reporting Person closed a transaction pursuant to a Share Exchange Agreement dated September 29, 2017 whereby the Reporting Person was issued by the Issuer 20,000,000 shares of Series A Preferred stock, $0.0001 par value per share of Sharing Services, Inc. in exchange for Twenty percent (20%) of the issued and outstanding shares of capital stock of Four Oceans Holdings, Inc., a Nevada corporation.  The remaining Eighty percent (80%) of Four Oceans Holdings, Inc. was acquired from two (2) additional parties.

The 20,000,000 shares of the Series A Preferred Stock are (i) convertible at any time into 20,000,000 shares of the Issuer’s Common Stock on a 1-for-1 basis, in perpetuity; and (ii) entitled to one vote per share.

Reference is made to the Current Reports on Form 8-K which were filed by the Issuer with the Securities and Exchange Commission on May 8, 2017, May 30, 2017, September 21, 2017 (Form 8-K/A), and October 5, 2017, respectively.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Class B Common Stock, Series B Preferred Stock, and Series A Preferred Stock, each of which convert into shares of Common Stock, in anticipation for investment purposes.  The Reporting Person has no further plans which would relate to or result in:

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The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

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A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that on December 16, 2016 there was a change of officers and directors [Reference is made to the Current Report on Form 8-K which was filed by the Issuer with the Securities and Exchange Commission on February 1, 2017];

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Any material change in the present capitalization or dividend policy of the Issuer;

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Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

CUSIP No.  819537101

SCHEDULE 13D

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Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

-

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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Any other action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)   The Reporting Person owns shares of Class B Common Stock, Series B Preferred Stock, and Series A Preferred Stock which could, in the aggregate, be converted into 25,000,000 shares of the Issuer's Common Stock, which constitutes 21.4% of all shares of Common Stock, based upon the total of (i) those shares of Common Stock currently issued and outstanding and (ii) full conversion by the Reporting Person and all other holders of shares of Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock which are currently issued and outstanding.

(b)  The Reporting person has the sole power to vote and to dispose of the shares of Class B Common Stock, Series B Preferred Stock, and Series A Preferred Stock, as well as the 25,000,000 shares of the Common Stock of the Issuer, if and when converted.

(c)  The Reporting Person has not affected, within the last sixty (60) days, any transactions involving the shares of the Issuer's Common Stock other than those which are the subject of this Schedule 13D.

(d)  As a part of the transaction whereby the Reporting Person acquired the shares of Class B Common Stock and Series B Preferred Stock of the Issuer, the remaining Seventy-five percent (75%) interest in Total Travel Media, Inc. was acquired by the Issuer from Alchemist Holdings LLC in exchange for (i) 7,500,000 shares of the Issuer’s Class B Common Stock, (ii)

7,500,000 shares of the Issuer’s Series B Preferred Stock, which, in the aggregate, may be converted in 15,000,000 shares of the Issuer’s Common Stock.

As a part of the transaction whereby the Reporting Person acquired the shares of Series A Preferred Stock of the Issuer, of the remaining Eighty percent (80%) interest in Four Oceans Holdings, Inc., Seventy-five percent (75%) was acquired by the Issuer from Alchemist Holdings LLC in exchange for 50,000,000 shares of the Issuer’s Series B Preferred Stock, which, in the aggregate, may be converted in 50,000,000 shares of the Issuer’s Common Stock

(e)  Not applicable.

CUSIP No. 819537101

SCHEDULE 13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION	LOCATION
2.1	Share Exchange Agreement dated September 29, 2017 by and among Sharing Services, Inc., Four Oceans Holdings, Inc., and the Equity-Holders of Four Oceans Holdings Media, Inc.	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2017.
3.1.1	Amended and Restated Articles of Incorporation filed with the Nevada Secretary of State on April 24, 2017.	Incorporated by reference to Exhibit 3.1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2017.
3.1.2	Certificate of Designations of Series A Preferred Stock filed with the Nevada Secretary of State on April 24, 2017.	Incorporated by reference to Exhibit 3.1.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2017.
3.1.3	Certificate of Designations of Series B Preferred Stock filed with the Nevada Secretary of State on April 24, 2017.	Incorporated by reference to Exhibit 3.1.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 12, 2017

Bear Bull Market Dividends, Inc.

by: /s/ Kenyatto M. Jones

Kenyatto M. Jones, President